REGISTRATION NO. 333-53681
                                                FILED PURSUANT TO RULE 424(B)(3)
PROSPECTUS
                             3,000,000 COMMON SHARES
                    THE FIRST AMERICAN FINANCIAL CORPORATION

Acquisitions.

o The shares will be offered as full or partial consideration for our acquisition of the assets or ownership interests of businesses which primarily provide real estate-related financial and informational services.

o    The  specific   terms  of  an  acquisition   will  be  determined   through
     negotiations with the target business.

Share Price.

o The shares issued pursuant to an acquisition will be valued at a price reasonably related to their market value at one of the following times:

o    When the terms of the acquisition transaction are tentatively agreed upon.

o    When the acquisition transaction is closed.

o    During the period or periods prior to delivery of the shares.

Underwriting.

o    Generally,  no  underwriting  discounts or commissions  will be paid by us.
     Underwriting   discounts  or  commissions   may  be  paid  by  the  Selling
     Shareholders. See "Selling Shareholders" beginning on page 11.

o However, any recipient of a finders fee may be deemed an "underwriter" under the securities laws.

Resales.

o Shares offered pursuant to this Prospectus may be reoffered by their holders pursuant to this Prospectus. See "Selling Shareholders" beginning on page 11.

o Reoffer share price may be negotiated, fixed by formula (possibly subject to change), or determined by the market price of the shares at the time of reoffering.


Our Business.

o We provide real estate-related financial and informational services to real property buyers and mortgage lenders.

o The trading symbol for our Common shares on the New York Stock Exchange is "FAF."

o On November 30, 1998, the closing price of our Common shares on the New York Stock Exchange was $30.625.

o Before making an investment in our company, you should consider carefully the "Risk Factors" beginning on page 1.

o The address and telephone number of our principal offices are: 114 East Fifth Street Santa Ana, California 92701 (714) 558-3211

                                  Neither the
   Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is December 1, 1998.

 (inside cover page)


                      WHERE YOU CAN FIND MORE INFORMATION;
                           INCORPORATION BY REFERENCE

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy, upon payment of a fee set by the SEC, any document that we file with the SEC at its public reference rooms in Washington, D.C. (450 Fifth Street, N.W., 20549), New York, New York (Seven World Trade Center, 13th Floor, Suite 1300, 10048) and Chicago, Illinois (Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, 60661). You may also call the SEC at 1-800-432-0330 for more information on the public reference rooms. Our filings are also available to the public on the internet, through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this Prospectus the information we file with them. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing this information. All information incorporated by reference is part of this Prospectus, unless that information is updated and superseded by the information contained in this Prospectus or by any information filed subsequently that is incorporated by reference or by any prospectus supplement. Any prospectus supplement or any information that we subsequently file with the SEC that is incorporated by reference will automatically supersede any prior information that is part of this Prospectus or any prior prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until the earlier of (i) the date on which all the securities offered with this Prospectus are sold by the Selling Shareholders (as such term is defined below in the Section entitled "Selling Shareholders") and (ii) the date that is one year following the date of the issuance of the shares offered under this Prospectus:

o    Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

o Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998; June 30, 1998 and September 31, 1998.

o Current Reports on Form 8-K dated January 23, 1998, January 27, 1998, March 18, 1998, March 31, 1998, April 7, 1998, June 26, 1998 and October 22,
     1998.

o The description of our Common shares, $1.00 par value, contained in our Registration Statement on Form 8-A, dated November 19, 1993, which registers the shares under Section 12(b) of the Exchange Act.

o The description of Rights to Purchase Series A Junior Participating Preferred Shares, which may be transferred with our Common shares, contained in our Registration Statement on Form 8-A, dated November 7, 1997, which registers the rights under Section 12(b) of the Exchange Act.

     This Prospectus is part of a registration statement (on Form S-4) we have filed with the SEC relating to our Common shares registered under this Prospectus. As permitted by SEC rules, this Prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our Common shares. The registration statement, exhibits and schedules are also available at the SEC's public reference rooms or through its EDGAR database on the internet.

     You may obtain a copy of these filings at no cost by writing to us at The First American Financial Corporation, 114 East Fifth Street, Santa Ana, California 92701-4642, Attention: Mark R Arnesen, or by telephoning us at (714) 558-3211.

                        SPECIAL NOTE OF CAUTION REGARDING
                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in (a) this Prospectus, (b) any applicable prospectus supplement and (c) the documents incorporated by reference into this Prospectus, may constitute "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

o General volatility of the capital markets and the market price of our shares.

o    Changes in the real estate market, interest rates or the general economy.

o    Our  ability  to  identify  and  complete   acquisitions  and  successfully
     integrate businesses we acquire.

o    Our ability to employ and retain qualified employees.

o    Our ability to achieve Year 2000 compliance.

o Changes in government regulations, particularly those applicable to the insurance industry.

o    Changes in the demand for our products.

o    Degree and nature of our competition.

     When used in our documents or oral presentations, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal," or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, you should carefully consider the following risk factors before investing in our company.

Volatility of Share Price

     The market price of our shares could be subject to significant fluctuations in response to variations in financial results or announcements of material events by ourselves or our competitors. Regulatory changes, developments in the real estate services industry or changes in general conditions in the economy or the financial markets could also adversely affect the market price of our shares.

Cyclical Nature of the Real Estate Market

     Substantially all of the revenues from our title insurance and real estate information services segments result from resales and refinancings of real estate, including residential and commercial properties, and from the construction and sale of new properties. Revenues from our home warranty segment result exclusively from residential resales. Accordingly, resales and refinancings of real estate constitute the major source of our revenues.

     Real estate refinancings and resales go through periods of activity and inactivity based largely on the cost and availability of long-term mortgage funds. Periods of inactivity often result when interest rates are high or there is a limited money supply. As a result of the relationship between real estate refinancings and resales and our revenues (discussed in the preceding paragraph), our revenue base may be adversely affected during such periods. However, we continue to diversify our operations into areas outside of our traditional title insurance business in order to mitigate this adverse effect.

Risks Associated with Acquisition Strategy

     We acquire other companies in the real estate-related financial services industry as a key component of our growth strategy. Certain risks are inherent in an acquisition strategy and could adversely affect our financial position and operating results. These risks include:

     o    difficulty servicing debt incurred to facilitate acquisitions;

     o    difficulty in retaining key employees;

     o difficulty combining disparate company cultures, personalities and facilities;

     o the possibility that suitable acquisition candidates may not be identified or available,

     o    the possibility that affordable financing may not be available;

     o    the possibility that suitable acquisition terms may not be negotiable;
          and

     o    the possibility that completed acquisitions may not be successful.

Dependence on Key Personnel

     We depend on the continued services of our executive officers and senior management, particularly our President, Parker S. Kennedy, our Chairman and Director, D. P. Kennedy, and our Executive Vice President and Chief Financial Officer, Thomas A. Klemens. The loss of the services of any of these individuals could have a material adverse effect on our operations and financial position. We also depend on our ability to attract and retain other highly qualified managerial personnel and employees.

Year 2000 Problems

     What is the Year 2000 Problem?

     Much of today's information technology (e.g., computer systems) and embedded technology (e.g., microcontrollers) identifies a particular year on the basis of the last two digits of that year. For example, the year "1998" is recognized by the digits "98." The inability of information technology and embedded technology to properly recognize a year that begins with "20" instead of "19," if not corrected, may result in the failure of systems (or the production of erroneous results) which rely on information technology and embedded technology. This failure of systems, production of erroneous results and the resulting damages is commonly known as the "Year 2000 Problem."

     How Does the Year 2000 Problem Impact the Company?

     We are dependent, to a substantial degree, upon the proper functioning of our computer systems as well as those of our vendors, suppliers and customers. Most of our products and services rely on information and data provided by others. Most of this information and data is provided electronically and is dependent on information systems and telecommunications. For example, we rely on governmental agencies to provide title and tax information. Similarly, we deliver most of our products and services electronically. The inability of our vendors and suppliers to provide accurate information in a timely manner, our inability to accurately and timely process such information, the inability of our customers to receive and use our products and services, and a general disruption of telecommunications and utilities as a result of the Year 2000 Problem would most likely result in business interruption or shutdown, financial loss, potential regulatory action, harm to our reputation and potential legal liability.

     What is our State of Readiness?

     With the help of an outside consulting firm, we have created a Year 2000 Program Management Office and have adopted a five-step plan to address the Year 2000 Problem. The five steps of our plan are: (1) awareness, (2)
inventory/assessment, (3) renovation, (4) testing, and (5) implementation. To implement our plan, we have divided our company into "business units" comprised of (a) the reporting regions of the title insurance subsidiaries, (b) the subsidiary companies of our real estate information services business, (c) our home warranty subsidiaries, (d) our trust and banking subsidiaries and (e) our various other subsidiaries.

     Our "awareness" phase involves communicating the nature and scope of the Year 2000 Problem to the management of the business units in order to engender strong management support for its resolution. Our "inventory/assessment" phase involves the identification of our information systems and non-information systems which require renovation or replacement to become Year 2000 compliant. Our "renovation" phase involves the repair and/or replacement of the systems identified in the prior phase. Our "testing" phase involves the testing of repaired and replaced systems. Our "implementation" phase involves the integration of tested systems into our daily operations.

     All phases of our plan are currently active. The awareness phase will continue throughout 1998 and 1999. June 30, 1998 was the target date for completion of the inventory/assessment phase; that phase is substantially complete. However, all of the phases of the plan must be revisited each time we acquire a new business. Accordingly, the inventory/assessment phase remains active. Based on our current knowledge, we have established the following target dates: (1) December 31, 1998 for completion of renovation, (2) April 30, 1999 for completion of testing, and (3) June 30, 1999 for completion of implementation. In each case, completion of the applicable phase is subject to the limitation noted above for newly acquired businesses. We make no assurance that we will be able to meet these target dates.

     Our efforts to survey the Year 2000 readiness of our significant vendors, suppliers and customers continues. To date, we have not received sufficient information from these parties about their Year 2000 plans to predict the outcome of their efforts. Even after responses are received, there can be no assurance that the systems of our significant vendors, suppliers and customers will be timely renovated.

     What will it cost to implement the Year 2000 Plan?

     To date we have spent approximately $5 million in implementing our Year 2000 plan. We expect to incur at least an additional $25 million to $35 million in implementing our Year 2000 plan. About half the costs will be for hardware and software replacement and about half will be for labor. The costs for hardware and software will be capitalized and amortized over their estimated useful lives. Labor costs will be expensed as incurred. Our Year 2000 plan costs are being funded through operating cash flow.

     Do we have Contingency Plans?

     With the help of a professional disaster planner, we are in the process of creating company-wide and business unit contingency plans for unexpected systems failures as a result of the Year 2000 Problem. We hope to have our contingency plans in effect by the end of 1998.

     Will our Year 2000 Plan be reviewed?

     We have engaged a consultant to review our Year 2000 plan. Under the terms of this engagement, the consultant will (1) review the operations of the Year 2000 Program Management Office, (2) review our Year 2000 plan, and (3) review the implementation of the Year 2000 plan at selected locations. From time to time during the review, the consultant will report its findings to the Audit Committee of our Board of Directors.

     No Assurances

     The costs to implement our Year 2000 plan and our target dates for completion of the various phases of our Year 2000 plan are based on current estimates. These estimates reflect numerous assumptions about future events, including the continued availability of certain resources, the timing and effectiveness of third party renovation plans and other factors. We can give no assurance that these estimates will be achieved, and actual results could differ materially from these estimates.

Government Regulation

     Various  governmental   agencies  regulate  the  title  insurance  industry
extensively. The laws applicable to the industry and their interpretation vary from state to state and are enforced with broad discretion. A review of our operations and business relationships by courts or other regulatory authorities could result in an adverse determination. Furthermore, the regulatory environment could change in a manner that would restrict our existing or future operations.

                    THE FIRST AMERICAN FINANCIAL CORPORATION

Overview

     We organized in 1894 as Orange County Title Company, succeeding to the business of two title abstract companies founded in 1889 and operating in Orange County, California. In 1924, we commenced issuing title insurance policies. In 1986, we began a diversification program by acquiring and developing financial service businesses closely related to the real estate transfer and closing process. We are a California corporation. Our executive offices are located at 114 East Fifth Street, Santa Ana, California 92701-4642, and our telephone number is (714) 558-3211.

     Through our subsidiaries, we are primarily engaged in the business of providing real estate-related financial and informational services to real property buyers and mortgage lenders. Our products and services include, but are not limited to, title insurance, tax monitoring, credit reporting, property data services, flood certification, field inspection services, appraisal services, mortgage loan servicing systems, mortgage document preparation and home warranty services. We also provide investment, trust and thrift services.

     Through growth and acquisitions, we believe we have become the United States' largest provider of real estate-related financial and informational services. We have assembled an array of companies which, together, provide comprehensive services to the mortgage industry, commercial and residential real estate developers, home buyers and other customers.

Business Segments

     Title Insurance

     Title insurance policies are insured statements of the condition of title to real property, showing priority of ownership as indicated by public records, as well as outstanding liens, encumbrances and other matters of record, and certain other matters not of public record. Policies are issued based on a title report prepared after a search of public records, maps, and documents and are typically issued when a title is transferred.

     Before issuing title policies, title insurers seek to limit their risk of loss by accurately performing title searches and examinations. The major expenses of a title company relate to such searches and examinations, the preparation of preliminary reports or commitments and the maintenance of title plants, and not from claim losses as in the case of property and casualty insurers.

     Through our subsidiary, First American Title Insurance Company, and other subsidiaries, we transact our title insurance business through a network of more than 300 branch offices and more than 4,000 independent agents. In 1997, our title insurance operations generated $1.46 billion in operating revenues.

     Real Estate Information Services

     In recent years we have developed a strategy to become a "one-stop" real estate information service company. To that end, in 1991 we acquired what we believe was, at that time, the second largest tax service company in the United States. In 1995 acquired what we believe were, at that time, the largest mortgage credit reporting company and the largest flood zone determination company in the United States. In general, our real estate information service products generate higher margins than our title insurance products. The majority of pre-tax profits generated from our non-title business is derived from the real estate services business, which generated $45.3 million in pre-tax profits in 1997 and $331.4 million in operating revenues. Approximately 29% of our pre-tax profits in 1997 were derived from our real estate information services businesses. These businesses are not regulated and hence are not constrained by dividend statutes enforceable by the states in which we operate our title insurance business or by constraints imposed by California on our trust and banking business.

     Our wholly-owned subsidiary, First American Real Estate Information Services, Inc. ("FAREIS") has grown from its tax service origins into a diversified mortgage services company. FAREIS and its subsidiaries serve mortgage originators, mortgage servicers, title companies, real estate attorneys and consumers as well as non-lending entities. The business was initially established in 1987 to advise mortgage lenders as to the status of tax payments on real property securing their loans. Now FAREIS's real estate information services includes mortgage and other credit reporting services, flood zone determinations, mortgage loan servicing systems, property inspections, appraisal services and mortgage document preparation.

     The tax service business includes both real estate tax reporting as well as tax outsourcing and tax certification. FAREIS's tax service business reports on approximately 13 million properties annually and works with over 22,000 taxing authorities nationwide. Overall, we believe it to be the second largest provider of tax services to the real estate market in the United States.

     The credit reporting business processes over 800,000 mortgage credit reports per month and is the largest provider of mortgage reporting services in the United States. This business has recently expanded to include consumer risk management, providing tenant and pre-employment screening services, business reports, credit scoring tools and personal credit reports to landlords, employers, automobile dealers and consumers.

     We are the leading provider of flood zone determinations in the United States. Flood reporting services consist of a broad range of information required by regulatory agencies regarding properties in relation to flood zones. This business currently processes over 600,000 flood zone determinations per month.

     The property/field services business consists of processing single family home inspections, conducting field interviews with delinquent mortgagors, monitoring the condition of properties and assuring timely property preservation. Our acquisition in December 1996 of Ward Associates places us among the leaders in this business.

     The appraisal services business utilizes leading technology to provide national mortgage lenders with property-relative value assessments. The appraisal services business operates throughout the United States. Electronic appraisals are supplemented with qualified local appraisers.

     In April 1996, we acquired the Excelis Mortgage Loan Servicing System ("Excelis MLS"), now known as Excelis, Inc. Excelis MLS is the only commercially available real-time on-line servicing system that has been developed since 1990 to meet increasingly sophisticated market demands. The software employs rules-based technology, which enables the user to customize the system to fit its individual servicing criteria and policies.

     In May 1997, we purchased all of the operations of Strategic Mortgage Services, Inc. ("SMS"), other than its flood zone determination business. SMS was a leading provider of real estate information services to the U.S. mortgage and title insurance industries. The acquired businesses, which have been integrated into our existing operations, included SMS's credit division, which we believe was the third largest provider of U.S. mortgage credit information; SMS's property appraisal division, which we believe was the second largest provider of U.S. appraisal services; SMS's title division, which provided title and closing services throughout the United States, servicing primarily second mortgage originators; SMS's settlement services business, which provides title plant systems and accounting services, as well as escrow closing software, to the title industry; and a controlling interest in what we believe was the largest mortgage document preparation firm in the United States.

     On January 1,  1998,  together  with our real  estate  information  service subsidiaries (other than Excelis Inc.) (the "Real Estate Information Subsidiaries"), we consummated a joint venture with Experian Information
Solutions, Inc. ("Experian"), pursuant to which First American Real Estate Solutions LLC ("FARES") was established. Under the joint venture, the Real Estate Information Subsidiaries contributed substantially all of their assets and liabilities to FARES in exchange for an 80% ownership interest and Experian transferred substantially all of the assets and liabilities of its Real Estate Solutions division ("RES") to FARES in exchange for a 20% ownership interest. We believe that RES is the nation's foremost supplier of core real estate data, providing, among other things, property valuation information, title information, tax information and imaged title documents. As a result of this joint venture, we believe that FARES is the nation's largest and most diverse provider of information technology and decision support solutions for the mortgage and real estate industries. See also our Current Report on Form 8-K, dated January 27, 1998, which is incorporated by reference in this Prospectus.

     On April 16, 1998, we acquired Contour Software, the largest supplier of mortgage loan origination software to the mortgage industry. Contour offers a complete line of software products for every facet of mortgage lending, from qualification to servicing.

     On June 3, 1998, we acquired Data Tree Corporation, a supplier of database management and document imaging systems to county recorders, other governmental agencies and the title industry. See also our Current Report on Form 8-K, dated March 31, 1998, which is incorporated by reference in this Prospectus.

     Home Warranty

     We currently own 90.4% of our home warranty business, First American Home Buyers Protection Corporation ("Home Buyers"), with the balance owned by current and former management of that subsidiary. The home warranty business issues one-year warranties which protect homeowners against defects in household systems and appliances, such as plumbing, water heaters, and furnaces. The warranties issued are for household systems and appliances only, not for the homes themselves. Our home warranty business currently operates in certain counties of Arizona, California, Nevada, North Carolina, South Carolina, Texas, Utah and Washington and is one of the largest in the United States based on contracts under service, with $46.9 million in operating revenues in 1997.

     Trust and Thrift

     Since 1960, we have conducted a general trust business in Southern California. In 1985, we formed a banking subsidiary into which our subsidiary trust operation was merged. As of December 31, 1997, the trust operations were administering fiduciary and custodial assets having a market value in excess of $1.3 billion.

     During 1988, through a majority owned subsidiary, we acquired an industrial loan corporation (the "Thrift") that accepts thrift deposits and uses deposited funds to originate and purchase loans secured by commercial properties in Southern California. The loans made by the Thrift currently range in amount from $20,000 to $1,105,000, with an average loan balance of $270,500. Loans are made only on a secured basis, at loan-to-value percentages no greater than 75%. The Thrift specializes in making commercial real estate loans and financing commercial equipment leases. In excess of 93% of the Thrift's loans are made on a variable rate basis. The average yield on the Thrift's loan portfolio as of December 31, 1997, was 11%. The Thrift's average loan is 60 months in duration. Current deposits total $62.5 million and the loan portfolio totals $65.5 million.

     Recent Developments

     On  July  31,  1998,  we  acquired  ShadowNet  Mortgage  Technologies,  LLC
("ShadowNet"). In connection therewith, we issued 291,666 shares registered pursuant to this Prospectus. ShadowNet is a provider of electronic mortgage document preparation and delivery systems and now conducts business under the First American Nationwide Documents brand-name.

     On August 31, 1998, we acquired First American Loss Mitigation Services, Inc. ("FALMS"). In connection therewith, we issued 31,837 shares registered pursuant to this Prospectus. FALMS is in the business of limiting the liability of a note holder's financial losses on a loan, or the dollar value of those losses in the event of such borrower's default, through negotiation with the borrower for the reduction of credit liabilities, preservation of collateral property, and management and marketing of such property.

     On August 31, 1998, we acquired Executive Reporting Services, Inc. ("ERS") and 75% of the issued and outstanding stock of its affiliate, CreditNet
Communications, Inc. ("CNC"). In connection with such transactions, we issued 169,491 shares and 58,953 shares, respectively, registered pursuant to this Prospectus. ERS and CNC are both mortgage credit reporting companies.

     On August 31, 1998, we acquired CIC Inc. ("CIC"). In connection therewith, we issued 522,034 shares registered pursuant to this Prospectus. CIC provides pre-employment reporting services, including prior employment verification, criminal records searches, motor vehicle reports, credit reports, educational and professional license verification, workers' compensation records, and drug testing, for private and public employers.

     On  September  30,  1998,  we  acquired  The  Registry,   Inc.,  Southcoast
Industries, Inc. ("SII"), Trans Registry Corporations ("TRC"), Crim Check America, Inc. and Trans Registry Limited (each a "Registry Entity" and collectively the "Registry Entities"). In connection therewith, we issued 1,113,580 shares registered pursuant to this Prospectus. The Registry Entities provide landlords with data on prospective tenants in order to allow them to better make an informed screening decision; such data typically includes a report of prior unlawful detainer actions against the prospective tenant, employment verification, a credit report and rental payment history.

     On September 30, 1998, we acquired substantially all of the assets of the Kitsap County, Jefferson County and Pacific County offices of Charter Title Corporation (the "CTC Businesses"). In connection therewith, we issued 105,896 shares registered pursuant to this Prospectus. The CTC Businesses offer title insurance in their respective Washington State counties.

     On September 30, 1998, we acquired all of the outstanding minority interests in its partially-owned subsidiary First American Nationwide Documents LLP ("FAND"). In connection therewith, we issued 100,158 shares registered pursuant to this Prospectus. FAND provides mortgage document preparation services.

     On November 1, 1998, we acquired 17.5% of Tower City Title Agency, Inc. ("Tower City"). In connection therewith, we issued 55,168 shares registered pursuant to this Prospectus. Tower City offers titles insurance, with a focus on the non-conforming loan market, in the northern region of Ohio and the region surrounding the Cleveland metropolitan area. Tower City also has a loan processing department which services small mortgage companies.

     On November 1, 1998, we acquired a 50% membership interest in RELS LLC. In connection therewith, we issued 384,092 shares registered pursuant to this Prospectus. RELS LLC does business through its wholly-owned subsidiaries, Valuation Information Technologies LLC ("VIT") and RELS Reporting Services LLC ("RELS Reporting"). VIT is a provider of real property appraisals. RELS Reporting provides borrower credit reporting, employment and income information to mortgage lenders.

     On December 1, 1998, we acquired EHG, Incorporated ("EHG"). In connection therewith, we issued 50,000 shares registered pursuant to this Prospectus. EHG does business through its wholly-owned subsidiary, Midwest Title Insurance, Inc. ("MTI"). MTI is a title insurance agency operating in the Illinois portion of the greater St. Louis metropolitan area.

     On December 1, 1998, we acquired all of the assets of Waco-McLennan County Abstract & Title Company ("Waco"). In connection therewith, we issued 73,231 shares registered pursuant to this Prospectus. Waco is a title insurance company operating in McLennan county, Texas.

Summary Historical Consolidated Financial Data

     The following table sets forth summary historical consolidated financial and other data for The First American Financial Corporation for the five years ended December 31, 1997 and for the quarterly periods ended September 31, 1997 and 1998. The summary is qualified in its entirety by reference to the financial statements and other information contained in our Annual Report on Form 10-K for the year ended December 31, 1997 and our Quarterly Report on Form 10-Q for the quarter ended September 31, 1998, each of which is incorporated by reference in this Prospectus.

           [The rest of this page has been intentionally left blank.]

                                                     Year Ended December 31,                                 Nine Months Ended
                                                                                                               September 31,

------------------------------------------------------------------------------------------------------------------------------------
                                 1993           1994            1995          1996            1997          1997           1998
                                 ----           ----            ----          ----            ----          ----           ----
                                                              (Dollars in thousands, except per share data)
Income Statement Data:
Revenues:
   Operating revenues      $1,379,781     $1,356,946      $1,227,185     $1,571,168     $1,860,205      $819,872     $2,000,055
   Investment and other
   income                     $18,645        $19,447         $23,031        $26,398        $27,256       $13,379        $62,578
                         ------------  -------------   -------------  -------------  -------------  ------------    -----------

                           $1,398,426     $1,376,393      $1,250,216     $1,597,566     $1,887,461      $833,251     $2,062,633

Expenses:
   Salaries and other
   personnel costs           $397,902       $423,328        $431,984       $531,250       $647,750      $298,599       $650,082
   Premiums retained by
   agents                    $504,375       $533,598        $413,444       $516,593       $563,137      $251,155       $552,614
   Other operating
   expenses                  $222,934       $232,532        $257,823       $322,709       $411,319      $175,649       $433,214
   Provision for title
   losses and other
   claims                    $125,588       $110,230         $90,387        $86,487        $90,323       $41,049        $88,889
   Depreciation and
   amortization               $16,333        $19,796         $20,790        $27,242       $38,149        $18,141        $42,323
   Interest                    $4,419         $6,267          $6,242         $4,796        $9,994         $3,660        $13,412
   Minority interest           $5,267         $2,944          $2,132         $2,624        $3,676         $1,294        $26,163
                        -------------  -------------   -------------  ------------- -------------    -----------   ------------
                           $1,276,818     $1,328,695      $1,222,802     $1,491,701    $1,764,348       $789,547     $1,806,697

Income before premium
and income taxes             $121,608         $47,698         $27,414       $105,865      $123,113        $43,704       $255,936
Premium taxes                 $17,617         $15,453         $13,627        $16,676       $16,904         $8,722        $15,017
                            ---------         -------         -------      ---------     ---------       --------    -----------
Income before income
taxes                        $103,991         $32,245         $13,787        $89,189      $106,209        $34,982       $240,919
Income taxes                  $41,900         $13,300          $6,200        $35,600       $41,500        $13,600        $95,000
                            ---------         -------        --------        -------     ---------        -------      ---------
Income before cumulative
effect of a change in
accounting for income
taxes                         $62,091        $18,945         $7,587         $53,589       $64,709        $21,382       $145,919
Cumulative effect of a
change in accounting for
income taxes                   $4,200             --             --              --            --             --             --
                             --------    -----------  -------------   ------------- -------------  -------------  -------------
   Net income                 $66,291        $18,945         $7,587         $53,589       $64,709        $21,382       $145,919
Earnings Per Share
Data:
Basic (1)(2)                   $1.30           $0.37           $0.15          $1.04         $1.24          $0.41          $2.67
Diluted (1)(2)                 $1.30           $0.37           $0.15          $1.03         $1.21          $0.40          $2.56

-----------------------
(1)  Based upon the weighted average number of common shares outstanding.

(2) Adjusted to reflect our 3-for-2 stock split effected January 15, 1998 and our 3-for-1 stock split effected July 17, 1998.

                                                     Year Ended December 31,                                     Nine Months Ended
                                                                                                                   September 31,
------------------------------------------------------------------------------------------------------------------------------------
                                    1993          1994            1995          1996            1997                   1998
                                    ----          ----            ----          ----            ----                   ----
                                                   (Dollars in thousands, except per share data)
Balance Sheet Data:
Cash and invested assets       $359,127        $368,999        $340,089       $364,620      $411,014                $651,911
Total assets                   $786,448        $828,649        $873,778       $979,794    $1,168,144              $1,709,894
Notes and contracts payable     $85,022         $89,600         $77,206        $71,257       $41,973                $132,215
Guaranteed preferred
beneficial interests
in our junior
subordinated deferrable
interested debentures                --              --              --             --      $100,000                $100,000
Total shareholders' equity     $283,718        $292,110        $302,767       $352,465      $411,412                $651,242
Other Data:
Loss ratio                         9.1%            8.1%            7.4%           5.5%          4.9%                    4.4%
Cash dividends per share (2)      $0.11           $0.13           $0.13          $0.15         $0.17                   $0.12
Ratio of debt to total
capitalization (3)                21.5%           22.1%           19.1%          16.0%          7.3%                   13.0%

     -----------------------

(2)  Adjusted to reflect our 3-for-2 stock split  effected  January 15, 1998 and our 3-for-1 stock split effected July 17, 1998.
(3)  Capitalization   includes  minority   interests  and  junior   subordinated
     deferrable interest debentures.

                              SELLING SHAREHOLDERS

     The following table sets forth, as of the date of this Prospectus, the name of each holder of shares issued pursuant to this Prospectus (the "Selling Shareholders"), the number of shares that each such Selling Shareholder owns as of such date, the number of shares owned by each Selling Shareholder that may be offered for sale from time to time by this Prospectus, the number of shares to be held by each such Selling Shareholder assuming the sale of all the shares offered hereby and, by footnote, any position or office held or material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of shares. We may amend or supplement this Prospectus from time to time to update the disclosure set forth therein.


                                                                                      Number of
                                                    Shares Owned of Record           Shares to be        Shares Owned of Record
                                                     Prior to the Offering         Offered for the      After Completion of the
                                                                                       Selling                  Offering
                                                                                    Shareholder's
 Name of  Selling Shareholder                     Number            Percentage        Account             Number       Percentage
 ----------------------------                     ------            ----------        -------             ------       ----------
 E. Kent Forest (1)                                 0                    *             188,254              0            0.00%
 Julie B. Jensen                                    0                    *              28,519              0            0.00%
 Kim C. Hills                                       0                    *               2,481              0            0.00%
 Jerry W. Burns                                     0                    *               3,195              0            0.00%
 Matt L. Evans                                      0                    *               3,439              0            0.00%
 Jeff B. Davis                                      0                    *               1,278              0            0.00%
 Tom D. Stubbs                                      0                    *               1,278              0            0.00%
 Bruce Berg (2)                                     0                    *             365,424              0            0.00%
 Joseph Namia                                       0                    *              78,305              0            0.00%
 Ann T. Namia                                       0                    *              78,305              0            0.00%
 Bruce J. Frey                                      0                    *              31,837              0            0.00%
 Charter Title Corporation                          0                    *              19,800              0            0.00%
 Lelia A. Hilmer                                    0                    *                 890              0            0.00%
 Lelia A. Hilmer Family Trust                       0                    *              88,195              0            0.00%
 Samuel Trust                                       0                    *              37,798              0            0.00%
 Wayne Hilmer                                       0                   1.1%           642,025              0            0.00%
 Stephen Rabbitt                                    0                    *             275,535              0            0.00%
 Evan Barnett (3)                                   0                    *              18,778              0            0.00%
 Nevel DeHart (4)                                   0                    *              12,803              0            0.00%
 Catherine MacPhaille (5)                           0                    *              37,556              0            0.00%
 Shanks, Tritter & Associates, P.C. (6)             0                    *               6,500              0            0.00%
 Tower City Title Agency, Inc. (7)                  0                    *              55,168              0            0.00%
 Norwest Mortgage, Inc.(8)                          0                    *             384,092              0            0.00%
 Wally Gorski                                       0                    *              25,000              0            0.00%
 George Edward                                      0                    *              25,000              0            0.00%
 Waco-McLennan County Abstract & Title Company      0                    *              73,231              0            0.00%
------------------------------------------
*        Less than one percent.

(1)  Mr. Forest is the  Divisional  President of CNC, a direct,  partially-owned subsidiary.
(2)  Mr.  Berg is the  Divisional  President  of  CIC,  a  direct,  wholly-owned subsidiary.
(3)  Mr.  Barnett is the  Divisional  President  of each  Registry  Entity and a
     Director  of  SII  and  TRC,   all  of  which  are   direct,   wholly-owned
     subsidiaries.
(4)  Mr.  DeHart is a Senior Vice  President  and Sales Manger of each  Registry
     Entity, all of which are direct, wholly-owned subsidiaries.
(5)  Ms.  MacPhailler is a Senior Vice President and Divisional  Chief Financial
     Officer of each  Registry  Entity,  all of which are  direct,  wholly-owned subsidiaries.
(6)  Shanks, Tritter & Associates, P.C. is currently paid a monthly retainer for legal services by FAND and purchases goods and services therefrom.
(7)  We own 17.5% of Tower City.
(8)  Norwest  Mortgage,  Inc.  directly  or  indirectly  owns 50% of RELS LLC, a subsidiary.

                              PLAN OF DISTRIBUTION

     The shares covered by this Prospectus may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and price of each sale. The Selling Shareholders may sell the shares being offered hereby on the New York Stock Exchange, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus;
(c) a distribution  in accordance with the rules of the New York Stock Exchange;
(d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell the shares short and deliver the shares offered hereby to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which hares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Shareholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this Prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Shareholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Shareholder. Broker-dealers may agree with the Selling Shareholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Shareholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to, or receive from the purchasers of such shares commissions computed as described above.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only though registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, we will make copies of this Prospectus available to the Selling Shareholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or re- allowed or paid to any dealer, and the proposed selling price to the public.

     We have agreed to keep the Registration Statement of which this Prospectus constitutes a part effective in respect of shares issued pursuant thereto until the first to occur of (i) the date one year from the date of issuance of such shares and (ii) such time as all of shares offered by the Selling Shareholders listed above have been sold; we intend to de-register any of the shares not sold by the Selling Shareholders after such time.

     LEGAL MATTERS

     The validity of our Common shares offered hereby will be passed upon for us by White & Case LLP, Los Angeles, California.

                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                       ***

(outside back cover page)


                                   Prospectus

                            3,000,000 Common Shares

                               THE FIRST AMERICAN
                             FINANCIAL CORPORATION

                             Dated December 1, 1998


o    We have not authorized anyone to give you any information that differs from
     the  information  in  this   Prospectus.   If  you  receive  any  different
     information, you should not rely on it.

o The delivery of this Prospectus shall not, under any circumstances, create an implication that The First American Financial Corporation is operating under the same conditions that it was operating under when this Prospectus was written. Do not assume that the information contained in this Prospectus is correct at any time past the date indicated.

o This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

o This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, the securities to which it relates in any circumstances in which such offer or solicitation is unlawful.

         Table of Contents

         Where You Can Find More Information;
         Incorporation by Reference.................(i)
         Special Note of Caution Regarding
         Forward-Looking Statements................(ii)
         Risk Factors.................................1
         The First American Financial Corporation.....4
         Selling Shareholders........................11
         Plan of Distribution........................12
         Legal Matters...............................14
         Experts.....................................14